Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
NexTier Oilfield Solutions Inc.:
We consent to the incorporation by reference in the registration statements (No. 333‑215734, 333-232342, 333-232662, 333-234451 and 333-257143) on Form S-8 and (No. 333-256092 and No. 333-222831) on Form S-3 of NexTier Oilfield Solutions Inc. of our reports dated February 23, 2022, with respect to the consolidated balance sheets of NexTier Oilfield Solutions Inc. as of December 31, 2021 and 2020, the related consolidated statements of operations and comprehensive loss, changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2021, and the related notes, and the effectiveness of internal control over financial reporting as of December 31, 2021, which reports appear in the December 31, 2021 annual report on Form 10‑K of NexTier Oilfield Solutions Inc.
/s/ KPMG LLP
Houston, Texas
February 23, 2022